INVEST IN **MUERTOS COFFEE COMPANY**

Coffee company dedicated to supporting First Responders


THE COFFEE OF
FIRST RESPONDERS

muertoscoffeeco.com Vacaville CA

Food & Beverage Retail

LEAD INVESTOR

Todd Johnson

To strengthen the brotherhood bond and support a great cause! Muertos coffee unites the community in trying times for families. To Support the First Responder Community and our family in times of need. I'd like to be a role model for youth growing up and Showing how impacting someone's life really makes a change. Make an impact for the Brothers and Sisters around the Country who are in need! I hope to bring continued success to this already very successful company. Let's do this!

Invested $1,000 this round

Highlights

1. $2.4M in sales in last 24 months
2. Celebrity investors including Rob Dyrdek, Diplo
3. Expert Advisory team in beverages, former CEO Coffee Bean, SVP distribution Redbull, COO Health Aide
4. Customers in all 50 states
5. $325,000 Donated to First Responder Foundations
6. Proven leadership team with multiple 9 figure exits as operators.

Our Team





Josh Held Executive Chairman

2 x CEO with $275M in exits



Eli Held

Lead efforts and personally secured partnerships in all 50 states with First Responder Agencies (CAL Fire, LAFD, LA County FDNY, Boston) Donated $25K to the National Fallen Fire Fighter Foundation & FDNY Foundation for the 20th anniversary of 9/11.

The Coffee of First Responders



MUERTOS
COFFEE CO.



CORPORATE STRUCTURE
FIRST RESPONDER
HOLDING CO.
MUERTOS FIRE INC
MUERTOS MEDICAL INC
MUERTOS POLICE INC




LARGE MARKET
OPPORTUNITY
MUERTOS SERVICEABLE
ADDRESSABLE MARKET
$14B+
$4B
$10B
$45B+
U.S. COFFEE MARKET
$14B+
MUERTOS COFFEE CO.
SERVICEABLE ADDRESSABLE
MARKET
$10M
2022E
REVENUE
AT-HOME
RTD
MUERTOS COFFEE CO.
S.A.M.

$10M was our target revenue for 2022. Actual revenue was $831,647.


THE COFFEE OF
FIRST RESPONDERS


ROASTED IN THE
UNITED STATES


OWNED & OPERATED BY FIREFIGHTERS
FIREFIGHTER
OWNED & OPERATED
TEAM BUILT OF
FIRST RESPONDERS


OUR COMMITMENT
NEW YORK'S BRAVEST
$25,000
MUERTOS COFFEE IS DEDICATED TO SUPPORTING FIREFIGHTERS, FIRST RESPONDERS, AND THEIR FAMILIES ACROSS THE NATION.
$192,000
DONATED
Muertos Coffee Co. has facilitated partnerships with hundreds of first responders & foundations around the nation in efforts to grow brand awareness and expand our charitable reach. Our plans is to continue our expansion until we can impact every city in the U.S.


ACTIVE PARTNERSHIPS
IAFF AFL-CIO CLC
National Fallen Firefighters Foundation
FIRST RESPONDERS CHILDREN'S FOUNDATION
NATIONAL BREAST CANCER FOUNDATION, INC.
American Cancer Society
ROAST FOR RELIEF FUND
BOSTON FIRE DEPARTMENT RELIEF FUND
Wildland Firefighter Foundation
FireFamily FOUNDATION
FIREFIGHTER CHALLENGE
IGNITE THE SPIRIT
NAEMT
SACRAMENTO FIRE
FirstResponder Institute
WASHINGTON STATE FIRE FIGHTERS' ASSOCIATION
Firefighters
Fund the First
TOYS FOR TOTS
MOVEMBER SUPPORTER
TRUCKEE MEADOWS FIREFIGHTER
UNITED PHOENIX FIREFIGHTERS CHARITIES
BOMBEROS
IGNITE THE SPIRIT
BOISE FIRE
CLARK COUNTY FIREFIGHTERS
FIREFIGHTERS BURN INSTITUTE
CALIFORNIA STATE FIREFIGHTERS' ASSOCIATION
1159 FOUNDATION

WHY MUERTOS IS A GREAT INVESTMENT

Authentic and Passionate Focus on Company Mission
- Company Vision and Mission drives consumer loyalty and retention
- Experienced advisors and team dedicated to the company's vision
- Dedicated to driving philanthropy to focused on community

Mission-Driven Lifestyle Brand with Loyal Customer Base
- Attractive lifestyle brand with loyal and growing customer base
- Large group of active First Responder Social Media Influence

Massive Market Opportunity in Coffee and Beyond
- $45B+ total US coffee market with estimated $28B+ SAM in coffee
- Clear opportunity to expand market beyond coffee and merchandise

Attractive Omnichannel Model with Multiple Venues for Growth
- Direct-to-Consumer subscription business with low churn
- Growing wholesale business with expanding roster of retail partners

Highly Scalable Platform Primed to Deliver Profitable Growth
- 2021E revenues of $1,4M, growing at 165.65% compared to 2020A Revenue and with 40% gross margins
- Growth investments mask underlying profitability near term
- Pipeline of initiatives targeting medium to long-term margin expansion


Overview
Total Followers
35K
Reach
366.9K
Age Distribution
17%
42%
24%
18-24
25-34
35-44
Gender Distribution
69.6%
30.4%

WHAT WE DO


MISSION DRIVEN
LIFESTYLE BRAND

Devoted to cause related content that EDUCATES, INSPIRES, ENTERTAINS, and builds our community


HIGH QUALITY
COFFEE PRODUCTS

Great coffee that consumers love, and high quality merchandise that enables our community to showcase the brand


MUERTOS
COFFEE CO.
DIGITALLY NATIVE
OMNI CHANNEL

Omni channel business model with branded experiences that deliver community, quality, convenience, & value

POWERFUL OMNI CHANNEL STRATEGY DRIVES GROWTH

DTC


OWNED & OPERATED
BY FIREFIGHTERS

VENUES/STADIUMS


THE COFFEE OF THE
LAS VEGAS RAIDERS

WHOLESALE

Wholesale

RTD

REVENUE MIX


1%
1%
2019
98%
20%


Coffee/Merchandise
15%
2023E
65%
DTC
WHOLESALE
VENUES/STADIUMS


ABILITY TO REACH A BROAD, DIVERSE AUDIENCE
Muertos customer base skews younger, more affluent & mission driven that the general population
AGE
INCOME LEVEL
INTEREST
50+
$150K+
FIRST RESPONDERS
35-49
$75-150K
FOUNDATION SUPPORTER
18-34
<$75K
COFFEE CONNOISSEUR
Mission driven brand messaging focused on First Responders and Foundation Supporters, with a total addressable population of 150M across a broad cross section of America


DELIVERING HIGHEST QUALITY COFFEE
MEDIUM ROAST 2 LBST
DARK ROAST 2 LBS
FOUNDATION ROAST 12 OZ
MEDIUM ROAST 12 OZ
DARK ROAST 12 OZ
MEDIUM ROAST K-CUP
FRENCH ROAST K-CUP
DARK ROAST K-CUP
2X CAFFEINE 30.5 OZ
RTD COLD BREW 12 OZ
INSTANT COFFEE 10 PACK
CUSTOMERS DRIVE LIFESTYLE MERCH
MUERTOS TEES
FOUNDATION TEES
MUERTOS HOODIES
WOMEN'S APPAREL
MUERTOS BEANIES
MUERTOS HATS
FOUNDATION ACCESSORIES
FOUNDATION MUGS
STICKERS, PATCHES & MAGNETS
MUERTOS MUGS




GROWTH STRATEGY
OWNED & OPERATED BY FIREFIGHTERS
MUERTOS COFFEE CO.
FRESH TO DEATH
48 HOUR BLEND
GROUND

BRAND AWARENESS & PARTNERSHIPS PRESENTS SIGNIFICANT GROWTH OPPORTUNITY


CALFIRE BENEVOLENT FOUNDATION
FIRST RESPONDERS CHILDREN'S FOUNDATION
IAFF AFL-CIO CLC
American Cancer Society
FDNY FOUNDATION
BOSTON FIRE DEPARTMENT
NATIONAL BREAST CANCER FOUNDATION, INC.

Significant whitespace remains for increasing awareness among First Responders and Foundation Supporters

1,115,000	800,000	400,000	425,000
FIREFIGHTERS	LAW ENFORCEMENT	CORRECTIONS OFFICERS	EMTS

MUERTOS COFFEE STATIONS ARE REDEFINING THE BRAND EXPERIENCE


THE COFFEE OF THE
LAS VEGAS RAIDERS

$15-$20
Average Check

Coffee Stations offer high margin beverages for instant consumption, with add on bagged coffee and merchandise sales driving AUVs among the highest in quick service


AVERAGE-UNIT VOLUME
$3M
$2.2M
$1.5M
$1.4M
$1.4M
$1.2M
$900k
SHAKE SHACK
CHIPOTLE
Dutch Bros
Tim Hortons
DUNKIN'


CO-BRANDED PARTNERSHIPS EXPAND
BRAND AWARENESS
FOX SQUARE
LIVE 8:51 AM ET
ELI HELD | MUERTOS COFFEE CO. FOUNDER & CEO
FIREFIGHTER-OWNED BIZ SUPPORTS FIRST RESPONDERS
FOX & friends
GOOD MORNING AMERICA
abc
Forbes
Working with celebrities and national foundations to develop products and fundraising campaigns will continue to expand brand awareness and media coverage along with TV programing.


OMNI CHANNEL FLYWHEEL
AT HOME
DIRECT TO CONSUMER
WHOLESALE
C-STORE & RETAIL
STADIUMS/EVENTS
CONCESSIONS & RETAIL
COFFEE STATIONS
DRIVE THRU / DINE IN


OWNED & OPERATED BY FIREFIGHTERS
MUERTOS COFFEE CO.


EXECUTIVE SUMMARY
48 HOUR BLEND
MEDIUM ROAST
GROUND
LEATHERHEAD BLEND
GROUND
MUERTOS
COFFEE CO.
OWNED & OPERATED BY FIREFIGHTERS
100% ARABICA COFFEE

EXECUTIVE SUMMARY

Stuart Daley



MALK Organics
President / COO

Josh Held



Serial Entrepreneur
Executive Chairman

Eli Held



Muertos Coffee Co.
Founder

Doug Walker



Muertos Coffee Co.
Founder

Our Advisory Board

CHAD PEFFER
EVP Red Bull Distribution

JUSTIN TROUT
COO / Founder Health Ade Kombucha

MEL ELIAS
EX CEO Coffee Bean & Tea Leaf, Founder Bruvi

ROBIN RICHARDS
CEO CareerArc, Serial Entrepeneur

IAN CALDERON
Former Majority Leader of the California State Assembly